Form G-FIN

14041072

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires April 30, 2013

| OFFICIAL USE |
| --- |
| 011-00521 |

# Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. [ ] Comptroller of the Currency
   B. [ ] Board of Governors of the Federal Reserve System
   C. [X] Federal Deposit Insurance Corporation
   D. [ ] Office of Thrift Supervision
   E. [ ] Securities and Exchange Commission

2. Conducts business as:

   A. [ ] Government Securities Broker
   B. [ ] Government Securities Dealer
   C. [X] Government Securities Broker and Dealer

3. Filing status of notice:

   A. [X] Notice
   B. [ ] Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 11 2014
12 REGISTRATIONS BRANCH

4. A. Full name of the financial institution:

   AloStar Bank of Commerce /G-Fin

   B. Address of principal office of financial institution:

   3680 Grandview Parkway, Suite 200, Birmingham, AL 35243

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   D. Mailing address if different from (B) or (C):

   P.O. Box 43600, Birmingham, AL 35243-3600

   E. Name, title and telephone number of contact person with respect to this notice:

| Name | Title | Telephone |
| --- | --- | --- |
| Katharine F. Musso - Jones, Walker | Partner | 205-244-5211 |

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. [ ] Yes B. [X] No

(If yes, provide addresses and describe activities.)

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

| Last | First | Middle | Title |
|---|---|---|---|
| Wright | James | Wallace | Senior Vice President |
| Finch | Robert | Sanford | Senior Vice President |
| Webb | Vincent | Lee | Investment Officer |
| Parsons | Jeffrey | Allen | Senior Vice President |
| Lynn | Charly | Andrew | Vice President |

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in Item 6.

| | | | |
|---|---|---|---|
| Davenport | Emily | Ponsford | Senior Vice President |

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes　　B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.

Please print name and title of person executing this notice:

| First | Middle | Last | Title |
|---|---|---|---|
| Andrew | Simpson | McGhee | Executive Vice President |

X Andrew McGhee (Manual Signature)　　4-26-11 (Date)